

May 30, 2012

Via E-mail
James H. Roberts
Chief Executive Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

> **RE: Granite Construction Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-12911**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Construction Joint Ventures, page F-21

1. You disclose the assets and liabilities for the consolidated construction joint ventures but not the revenue or operating cash flow amounts. In future filings please provide such amounts so that an investor can assess the impact of the joint ventures to your financial performance and cash flows. Refer to ASC 810-10-50-8.d for guidance.

2. In future filings please separately present on the face of the statement of financial position assets of your consolidated variable interest entities (VIE) that can be used only to settle obligations of the consolidated VIE and liabilities of your consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. Refer to ASC 810-10-45-25.

Unconsolidated Construction Joint Ventures, page F-21

3. For variable interest entities that you hold a significant variable interest in but are not the primary beneficiary, in future filings please provide the disclosures of ASC 810-10-50-4.

<u>Form 10-Q for the Quarter Ended March 31, 2012</u>

<u>Selling, General and Administrative Expenses, page 34</u>

4. We note you recorded $1.3 million for non-qualified deferred compensation earnings in SG&A. Please tell us the nature and components of this amount. Please also explain how you measured the gain of $1.2 million related to your company owned life insurance and your policy for recognizing gains/losses associated with the life insurance. Please explain material reductions in your deferred compensation liability, the business purpose and utilization of the company owned life insurance and how this insurance funds the rabbi trust.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief